Exhibit 99.1

PRESS RELEASE

Immatics Announces $150 Million Underwritten Offering

Houston, Texas and Tuebingen, Germany, August 25, 2026 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), the global leader in precision targeting of PRAME with multiple clinical-stage programs spanning cell therapies and bispecifics, announced today that it has agreed to sell 12,945,916 ordinary shares at $8.69 per share and, in lieu of ordinary shares to certain investors, pre-funded warrants to purchase 4,315,304 ordinary shares at a purchase price of $8.689 per pre-funded warrant, which represents the per share offering price less the $0.001 per share exercise price for each pre-funded warrant, in an underwritten offering. The gross proceeds from the offering, before deducting the underwriting discount and offering expenses, are expected to be $150 million. The offering is expected to close on August 26, 2026, subject to customary closing conditions. In addition, Immatics has granted the underwriters a 30-day option to purchase up to 2,589,184 additional shares at the public offering price, less the underwriting discount.

Jefferies, Leerink Partners and Cantor are acting as joint book-running managers for the offering.

A registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on April 3, 2025. The offering is being made only by means of a prospectus supplement and accompanying prospectus. When available, copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained free of charge from:

•	Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, telephone: (877) 821-7388, email: Prospectus_Department@Jefferies.com;

•	Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, telephone: (800) 808-7525, ext. 6105, email: syndicate@leerink.com;

•	Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, NY 10022, email: prospectus@cantor.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

Immatics Press Release August 25, 2026	1 | 2

About Immatics

Immatics is committed to making a meaningful impact on the lives of patients with cancer. We are the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities, spanning TCR T-cell therapies and TCR bispecifics.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements, including statements regarding the securities offering. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements.

For more information, please contact:

Media

Trophic Communications

Phone: +49 151 74416179

immatics@trophic.eu

Immatics N.V.

Jordan Silverstein

Head of Strategy

Phone: +1 346 319-3325

InvestorRelations@immatics.com

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